UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0237
Expires:	May 31, 2021
Estimated average burden hours per response	0.5

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: King Equity Group Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code): 7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702
Telephone Number (including area code): (727) 851-6196
Name and address of agent for service of process: Florida Registered Agent LLC 7901 4TH STN STE 300 ST. PETERSBURG, FL. 33702

Check one of the following:

☐ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: ____________

☑ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: ____________

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: ____________

The undersigned company certifies that it is a closed-end company organized under the laws of Florida (state) and with its principal place of business in Florida (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of St. Petersburg and state of Florida on the 26 day of October, 20 20

[SEAL]

Signature [signature]
(Name of Company) King Equity Group Inc.
By Anade Davis
(Name of director, officer, or general partner signing on behalf of the company)
Title Chief Executive Officer

Attest: /s/ Safir Monroe
(Name)
Strategic Advisor
(Title)

SEC1937 (10-03)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0237
Expires:	May 31, 2021
Estimated average burden	
hours per response	0.5

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: King Equity Group Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702

Telephone Number (including area code):   (727) 851-6196

Name and address of agent for service of process: Florida Registered Agent LLC 7901 4TH STN STE 300 ST. PETERSBURG, FL. 33702

Check one of the following:

☐ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

☑ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of Florida (state) and with its principal place of business in Florida (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of St. Petersburg and state of Florida on the 26 day of October , 20 20

[SEAL]

Signature /s/ Anade Davis

(Name of Company) King Equity Group Inc.

By Anade Davis

(Name of director, officer, or general partner signing on behalf of the company)

Title Chief Executive Officer

Attest: /s/ Safir Monroe

(Name)

Strategic Advisor

(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL	
OMB Number:	3235-0237
Expires:	May 31, 2021
Estimated average burden hours per response	0.5

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: King Equity Group Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702

Telephone Number (including area code): (727) 851-6196

Name and address of agent for service of process: Florida Registered Agent LLC 7901 4TH STN STE 300 ST. PETERSBURG, FL. 33702

Check one of the following:

☐ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

☑ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of Florida (state) and with its principal place of business in Florida (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of St. Petersburg and state of Florida on the 26 day of October , 20 20

[SEAL]

Signature _____ /s/ Anade Davis _____

(Name of Company) King Equity Group Inc.

By Anade Davis

(Name of director, officer, or general partner signing on behalf of the company)

Title Chief Executive Officer

Attest: /s/ Safir Monroe

(Name)

Strategic Advisor

(Title)

SEC1937 (10-03)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0237
Expires:	May 31, 2021
Estimated average burden hours per response	0.5

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: King Equity Group Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code): 7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702
Telephone Number (including area code): (727) 851-6196
Name and address of agent for service of process: Florida Registered Agent LLC 7901 4TH STN STE 300 ST. PETERSBURG, FL. 33702

Check one of the following:

☐ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

☑ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: ______

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: ______

The undersigned company certifies that it is a closed-end company organized under the laws of Florida (state) and with its principal place of business in Florida (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of St. Petersburg and state of Florida on the 26 day of October, 20 20

[SEAL]

Signature /s/ Anade Davis
(Name of Company) King Equity Group Inc.
By Anade Davis
(Name of director, officer, or general partner signing on behalf of the company) ______
Title Chief Executive Officer

Attest: /s/ Safir Monroe
(Name)
Strategic Advisor
(Title)

SEC1937 (10-03)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

	OMB APPROVAL
	OMB Number: 3235-0237
	Expires: May 31, 2021
	Estimated average burden
	hours per response 0.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: King Equity Group Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code): 7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702
Telephone Number (including area code): (727) 851-6196
Name and address of agent for service of process: Florida Registered Agent LLC 7901 4TH STN STE 300 ST. PETERSBURG, FL. 33702

Check one of the following:

☐ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

☑ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of Florida (state) and with its principal place of business in Florida (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of St. Petersburg and state of Florida on the 26 day of October , 20 20

[SEAL]

Signature /s/ Anade Davis
(Name of Company) King Equity Group Inc.
By Anade Davis
(Name of director, officer, or general partner
signing on behalf of the company)
Title Chief Executive Officer

Attest: /s/ Safir Monroe
(Name)
Strategic Advisor
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0237
Expires:	May 31, 2021
Estimated average burden	
hours per response	0.5

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: King Equity Group Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702

Telephone Number (including area code): (727) 851-6196

Name and address of agent for service of process: Florida Registered Agent LLC 7901 4TH STN STE 300 ST. PETERSBURG, FL. 33702

Check one of the following:

[ ] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: _____

[✔] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:
_____

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: _____

The undersigned company certifies that it is a closed-end company organized under the laws of Florida (state) and with its principal place of business in Florida (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of St. Petersburg _____ and state of Florida on the 26 day of October , 20 20

[SEAL]

Signature _____ /s/ Anade Davis _____

(Name of Company) King Equity Group Inc. _____

By Anade Davis _____

(Name of director, officer, or general partner
signing on behalf of the company) _____

Title Chief Executive Officer _____

Attest: /s/ Safir Monroe _____
                    (Name)
Strategic Advisor _____
                    (Title)

**Persons who respond to the collection of information contained in this
form are not required to respond unless the form displays a currently
valid OMB control number.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0237
Expires:	May 31, 2021
Estimated average burden hours per response	0.5

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: King Equity Group Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code): 7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702
Telephone Number (including area code): (727) 851-6196
Name and address of agent for service of process: Florida Registered Agent LLC 7901 4TH STN STE 300 ST. PETERSBURG, FL. 33702

Check one of the following:

☐ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: ____________________

☑ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: ____________________

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: ____________________

The undersigned company certifies that it is a closed-end company organized under the laws of Florida (state) and with its principal place of business in Florida (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of St. Petersburg and state of Florida on the 26 day of October, 20 20

[SEAL]

Signature /s/ Anade Davis
(Name of Company) King Equity Group Inc.
By Anade Davis
(Name of director, officer, or general partner signing on behalf of the company) ____________________
Title Chief Executive Officer

Attest: /s/ Safir Monroe
(Name)
Strategic Advisor
(Title)

SEC1937 (10-03)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number:	3235-0237
Expires:	May 31, 2021
Estimated average burden hours per response	0.5

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: King Equity Group Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 7901 4TH ST N STE 300 ST. PETERSBURG, FL. 33702

Telephone Number (including area code): (727) 851-6196

Name and address of agent for service of process: Florida Registered Agent LLC 7901 4TH STN STE 300 ST. PETERSBURG, FL. 33702

 Check one of the following:

☐ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

☑ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of Florida (state) and with its principal place of business in Florida (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

 Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of St. Petersburg _____ and state of Florida on the 26 day of October , 20 20

[SEAL]

Signature /s/ Anade Davis

(Name of Company) King Equity Group Inc.

By Anade Davis

(Name of director, officer, or general partner signing on behalf of the company)

Title Chief Executive Officer

Attest: /s/ Safir Monroe
 (Name)
 Strategic Advisor
 (Title)